SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cactus Acquisition Corp. 1 Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1745A108

(CUSIP Number)

Emmanuel Meyer

EVGI Limited

143 Station Road

Hampton, TW12 2AL

United Kingdom

(609) 495-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS EVGI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

PAGE 2 OF 7 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Emmanuel Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

PAGE 3 OF 7 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Evergreen Investment Partners AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

PAGE 4 OF 7 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Rafael Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION URUGUAY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

PAGE 5 OF 7 PAGES

Introductory Note

This amendment to Schedule 13D (“Amendment No. 2”) supplements and amends the Schedule 13D of the Reporting Persons originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024 and subsequently amended by Amendment No. 1 filed with the SEC on April 16, 2024 (as amended, the “Statement”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as specifically provided herein, this Amendment No. 2 does not modify or amend any of the information previously reported in the Statement.

Item 4. Purpose of Transaction.

On April 29, 2024, the Company entered into a sponsor securities purchase agreement (the “Second Purchase Agreement”) with the Company’s sponsor, EVGI Limited (“EVGI”), and ARWM Pte Limited (the “Second Purchaser”), pursuant to which, EVGI agreed to transfer to the Second Purchaser on the closing under the Second Purchase Agreement (a) an aggregate of 2,360,000 founders’ shares, consisting of 2,359,999 Class A ordinary shares, par value $0.0001, of the Company (“Class A Ordinary Shares”), and 1 Class B ordinary share, par value $0.0001, of the Company (“Class B Ordinary Share”), and (b) 3,893,334 private placement warrants (“Private Warrants” and together with the Class A Ordinary Shares and the Class B Ordinary Share, the “Second Transferred Securities”).

On May 16, 2024 all conditions were satisfied and the Second Transferred Securities were transferred to ARWM.

As a result of the foregoing, as of May 16, 2024, the Reporting Persons ceased being beneficial owners of any of the Company’s securities.

Item 5. Interest in Securities of the Issuer.

(a)	The responses to Items 7-13 of the cover pages of this Statement are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Statement are incorporated by reference herein.

(c)	The responses to Item 4 of the Statement are incorporated by reference herein.

(d)	Not applicable.

(e)	The responses to Item 4 of the Statement are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2024

EVGI Ltd
By:	/s/ Emmanuel Meyer
Name: Emmanuel Meyer
Title: Director

Emmanuel Meyer
/s/ Emmanuel Meyer

Evergreen Investment Partners AG
By:	/s/ Rafael Meyer
Name: Rafael Meyer
Title: Director

Rafael Meyer
/s/ Rafael Meyer